Westamerica Bancorporation
Executive Office A-2M
P.O. Box 1200
Suisun City, CA 94585


September 24, 2007

Mr. Donald Walker, Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Mail Stop 4561
Washington, DC 20549

	Re:	Westamerica Bancorporation
		Form 10-K for the Fiscal Year Ended December 31, 2006
		Filed February 27, 2007
		File No. 001-9383

Dear Mr. Walker,

We have received your letter dated September 24, 2007 in which you provided comments to our supplemental response letter dated September 19, 2007. As you requested, the following is our response to your comments, which are restated for your convenience.

Composition of Allowance for Loan Losses, page 29:
-------------------------------------------------

1.	Comment:  Please revise your future filings to disclose the methods you use to determine the unallocated allowance and the amounts of key components.

Response: We assure you that in future filings we will disclose the methods used to determine the unallocated allowance and the amounts of key components.

2.	Comment:  Consider when revising whether additional risk factors or other disclosure may be necessary to explain conditions which give rise to losses.

Response: We assure you that in revising future filings we will consider whether additional risk factors or other disclosure may be necessary to explain conditions which give rise to losses.


Page 2

Thank you for raising these matters with us. Should you have any questions, please feel free to contact me at (707) 863-6840.

Sincerely,

/S/ JOHN "ROBERT" THORSON
-------------------------
John "Robert" Thorson
SVP & Chief Financial Officer

RT:ki

c:  David L. Payne - Chairman, President & CEO - Westamerica Bancorporation
    Tom Reddy - Bingham McCutchen, LLP
    Michael Roffler - Partner - KPMG LLP
    Frank Zbacnik - SVP/Chief Credit Administration - Westamerica Bancorporation